Exhibit 99(l)

PURCHASE AGREEMENT

First Eagle ETF Trust (the “Trust”), a Delaware statutory trust, and First Eagle Investment Management, LLC (“First Eagle”), intending to be legally bound, hereby agree with each other as follows:

1. The Trust hereby offers First Eagle and First Eagle hereby purchases one (1) share each (each, a “Share” and collectively, the “Shares”) of the First Eagle Small Cap Equity ETF and First Eagle Core Municipal ETF (each a “Fund”) at a price per Share equivalent to the net asset value per Share of each respective Fund as determined on June 30, 2026.

2. The Trust hereby acknowledges receipt from First Eagle of funds in full payment for the Shares.

3. First Eagle represents and warrants to the Trust that the Shares are being acquired for investment purposes and not with a view to the distribution thereof.

4. This Agreement may be executed in counterparts, and all such counterparts taken together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of June 30, 2026.

First Eagle ETF Trust

By:	/s/ Brandon Webster
Name: Brandon Webster
Title: Chief Financial Officer and Principal Financial Officer

First Eagle Investment Management, LLC